SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                          (AMENDMENT NO. __________)(1)

                                   BANTA CORP.
             ------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    066821109
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                              Noah Greenhill, Esq.
                       Highbridge Capital Management, LLC
                         9 West 57th Street, 27th Floor
                            New York, New York 10019
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 14, 2006
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 45 Pages)

--------------------------------------------------------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 066821109                      13D                        Page 2 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge Capital Management, LLC             20-1901985

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,204,959
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,204,959
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,204,959
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            4.998%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                        Page 3 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge International LLC

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)            CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    614,808
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    614,808
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            614,808
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            2.55%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                        Page 4 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Capital Corporation

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)            CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    614,808
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    614,808
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            614,808
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            2.55%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            BD
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                        Page 5 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Event Driven/Relative Value Fund, L.P.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    71,941
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    71,941
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            71,941
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            0.30%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                        Page 6 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Event Driven/Relative Value Fund, Ltd.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    488,609
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    488,609
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            488,609
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            2.03%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                        Page 7 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    11,401
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    11,401
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            11,401
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            0.05%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                        Page 8 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Master L.P.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    614,808
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    614,808
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            614,808
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            2.55%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                        Page 9 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Capital L.P.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    614,808
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    614,808
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            614,808
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            2.55%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                       Page 10 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge GP, Ltd.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    626,209
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    626,209
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            626,209
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            2.60%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                       Page 11 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge GP, LLC

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    626,209
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    626,209
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            626,209
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            2.60%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                       Page 12 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Statistically Enhanced Equity Portfolio - U.S., L.P.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    11,401
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    11,401
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            11,401
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            0.05%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                       Page 13 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Statistically Enhanced Equity Portfolio - U.S., Ltd.

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    11,401
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    11,401
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            11,401
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            0.05%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                       Page 14 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Statistical Market Neutral Fund

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    18,200
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    18,200
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            18,200
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            0.08%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IV
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                       Page 15 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Glenn Dubin

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS **
                         OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)            CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,204,959
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,204,959
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,204,959
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            4.998%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                       Page 16 of 45

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Henry Swieca

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS **
                         OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,204,959
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,204,959
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,204,959
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            4.998%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 066821109                      13D                       Page 17 of 45


Item 1.     Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.10 per share (the "Common Stock") of Banta Corp., a Wisconsin corporation (the "Company"). The Company's principal executive offices are located at 225 Main Street, Menasha, WI 54952.

Item 2.     Identity and Background.

     (a) This Statement is filed by:

               (i) Highbridge Capital Management, LLC, a Delaware limited liability company, which is the General Partner of Highbridge Event Driven/Relative Value Fund, L.P., is the trading manager of Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge Master L.P., Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P., Highbridge Statistically Enhanced Euity Portfolio - U.S., Ltd., Highbridge Event Driven/Relative Value Fund, Ltd. and is the sub-advisor to Highbridge Statistical Market Neutral Fund;

               (ii) Highbridge International LLC, a Cayman Islands limited liability company, which is a subsidiary of Highbridge Master L.P., with respect to the shares of Common Stock directly and beneficially owned by it;

               (iii) Highbridge Capital Corporation, a Cayman Islands company, which is a limited partner of Highbridge Master L.P.;

               (iv) Highbridge Event Driven/Relative Value Fund, L.P., a Delaware limited partnership, with respect to the shares of Common Stock directly and beneficially owned by it;

               (v) Highbridge Event Driven/Relative Value Fund, Ltd., a Cayman Islands company, with respect to the shares of Common Stock directly and beneficially owned by it;

               (vi) Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P., a [Delaware limited partnership], with respect to the shares of Common Stock directly and beneficially owned by it;

               (vii) Highbridge Master L.P., a Cayman Islands partnership;

               (viii) Highbridge Capital L.P., a Delaware limited partnership, which is a limited partner of Highbridge Master L.P.;

               (ix) Highbridge GP, Ltd., a Cayman Islands company, which is the general partner of Highbridge Master L.P. and Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P.;

               (x) Highbridge GP, LLC, a Delaware limited liability company, which is the general partner of Highbridge Capital L.P. and Highbridge Statistically Enhanced Equity Portfolio - U.S., L.P.;

               (xi) Highbridge Statistically Enhanced Equity Portfolio - U.S., L.P., a Delaware limited partnership, which is a limited partner of Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P.;

CUSIP No. 066821109                      13D                       Page 18 of 45

               (xii) Highbridge Statistically Enhanced Equity Portfolio - U.S., Ltd., a Cayman Islands company, which is a limited partner of Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P.;

               (xiii) Highbridge Statistical Market Neutral Fund, a registered investment company, with respect to the shares of Common Stock directly and beneficially owned by it;

               (xiv) Glenn Dubin, who serves as the co-CEO of Highbridge Capital Management LLC; and

               (xv) Henry Swieca, who serves as the co-CEO of Highbridge Capital Management LLC.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of Highbridge Capital Management, LLC is 9 West 57th Street, 27th Floor, New York, NY 10019. The address of the principal business and principal office of Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P., Highbridge Capital, L.P., Highbridge GP, LLC, Highbridge Statistically Enhanced Equity Portfolio - U.S., L.P., Highbridge Statistical Market Neutral Fund, Glenn Dubin and Henry Swieca is c/o Highbridge Capital Management, LLC is 9 West 57th Street, 27th Floor, New York, NY 10019. The address of the principal business and principal office of Highbridge International LLC and Highbridge Capital Corporation is The Cayman Corporate Center, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. The address of the principal business and principal office of Highbridge Master L.P., Highbridge GP, Ltd. and Highbridge Statistically Enhanced Equity Portfolio - U.S., Ltd. is c/o Harmonic Fund Services, The Cayman Corporate Center, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. The principal business addresses of the officers and directors of each of Highbridge GP Ltd., Highbridge GP LLC, Highbridge Capital Corporation and Highbridge Event Driven/Relative Value Fund Ltd. are set forth on Schedule A and incorporated herein by reference.

     (c) The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto.

CUSIP No. 066821109                      13D                       Page 19 of 45


The principal occupations of the officers and directors of each of Highbridge GP Ltd., Highbridge GP LLC, Highbridge Capital Corporation, Highbridge Event Driven/Relative Value Fund Ltd., Highbridge Statistically Enhanced Equity Portfolio - U.S., Ltd. and Highbridge Statistical Market Neutral Fund are set forth on and incorporated herein by reference.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Highbridge Capital Management, LLC and Highbridge GP, LLC are each a Delaware limited liability company. Highbridge International LLC is a Cayman Islands limited liability company. Highbridge Capital Corporation, Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge GP, Ltd. and Highbridge Statistically Enhanced Equity Portfolio - U.S., Ltd. are each a Cayman Islands company. Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P., Highbridge Capital L.P. and Highbridge Statistically Enhanced Equity Portfolio - U.S., L.P. are each a Delaware limited partnership. Highbridge Master L.P. is a Cayman Islands partnership. Highbridge Statistical Market Neutral Fund is an open-end, management investment company formed as a statutory trust under the laws of the State of Delaware. Glenn Dubin and Henry Swieca are each a citizen of the United States.

Item 3.     Source and Amount of Funds and Other Consideration.

     The Common Stock purchased by Highbridge Event Driven/Relative Value Fund, Ltd. was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $22,471,320. The Common Stock purchased by Highbridge Event Driven/Relative Value Fund, L.P. was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $3,308,214. The Common Stock purchased by Highbridge International LLC was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $26,896,794. The Common Stock purchased by Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $514,762. The Common Stock purchased by Highbridge Statistical Market Neutral Fund was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $791,977.

Item 4.     Purpose of the Transaction.

     Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes in the ordinary course of business pursuant to the investment strategies of the Funds, including risk arbitrage.

CUSIP No. 066821109                      13D                       Page 20 of 42

     Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. Depending on various factors including, without limitation, the terms of Cenveo, Inc.'s proposal to acquire the Company and any other offers or developments that may occur relating thereto, the Company's financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, voting their shares of Common Stock to support or oppose the acquisition of the Company, tendering into an offer to purchase the Company's Common Stock, purchasing additional shares of Common Stock or any of the Company's debt or equity securities, selling or otherwise disposing of some or all of their shares of Common Stock or any of the Company's debt or equity securities, short selling or otherwise hedging some or all of their shares of Common Stock or any of the Company's debt or equity securities, in each case, in the open market or in privately negotiated transactions or otherwise, or changing their intention with respect to any and all matters referred to in this
Item 4. The Reporting Persons intend to review their investment in the Company on a continuing basis and may or may not engage in discussions with management of the Company and/or any potential acquirer of the Company concerning the business, operations and future plans of the Company.

Item 5.     Interest in Securities of the Issuer.

     A.   Highbridge Capital Management, LLC

          (a) As of September 14, 2006, Highbridge Capital Management, LLC may be deemed the beneficial owner of (i) 492,967 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, Ltd.,
              (ii) 72,583 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, L.P., (iii) 661,189 shares of Common Stock owned by Highbridge International LLC, (iv) 11,401 shares of Common Stock owned by Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. and (v) 18,200 shares of Common Stock owned by Highbridge Statistical Market Neutral Fund. Subsequent to such date, (i) Highbridge International LLC sold an aggregate of 46,381 shares of Common Stock, (ii) Highbridge Event Driven/Relative Value Fund, Ltd. sold an aggregagte of 4,358 shares of Common Stock and (iii) Highbridge Event Driven/Relative Value Fund, L.P. sold an aggregate of 642 shares of Common Stock.

              Percentage: Approximately 5.21% as of September 14, 2006. Based on the subsequent sales of Common Stock by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, Ltd. and Highbridge Event Driven/Relative Fund Fund, L.P., as of the date hereof Highbridge Capital Management, LLC may be deemed to be the beneficial owner of 1,204,959 shares of Common Stock, representing an approximate ownership percentage of 4.998%. The percentages used herein and in the rest of Item 5 are calculated based upon 24,110,392 shares, which reflects the number of shares of Common Stock outstanding as of July 18, 2006, as reported in the Company's quarterly report on Form 10-Q filed on August 9, 2006.

          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition: See
                 item (a) above.

CUSIP No. 066821109                      13D                       Page 21 of 45


          (c) Highbridge Capital Management, LLC did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. and Highbridge Statistical Market Neutral Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

     B.   Highbridge International LLC

          (a) As of September 14, 2006, Highbridge International LLC may be deemed the beneficial owner of 661,189 shares of Common Stock. Subsequent to such date, Highbridge International LLC sold an aggregate of 46,381 shares of Common Stock.

              Percentage: Approximately 2.74% as of September 14, 2006.
              Based on the subsequent sales of Common Stock by Highbridge International LLC, as of the date hereof, Highbridge International LLC may be deemed to be the beneficial owner of 614,808 shares of Common Stock, representing an approximate ownership percentage of 2.55%.

          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition:  See item
                 (a) above.

          (c) The number of shares of Common Stock acquired by Highbridge International LLC is set forth on Schedule B and is incorporated herein by reference. Hoghbridge International LLC entered into transaction in the Common Stock within the last sixty days which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

CUSIP No. 066821109                      13D                       Page 22 of 45

      C.  Highbridge Capital Corporation

          (a) As of September 14, 2006, Highbridge Capital Corporation may be deemed the beneficial owner of 661,189 shares of Common Stock owned by Highbridge International LLC. Subsequent to such date, Highbridge International LLC sold an aggregate of 46,381 shares of Common Stock.

              Percentage: Approximately 2.74% as of September 14, 2006. Based on the subsequent sales of Common Stock by Highbridge International LLC, as of the date hereof, Highbridge Capital Corporation may be deemed to be the beneficial owner of 614,808 shares of Common Stock, representing an approximate ownership percentage of 2.55%.

          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition:  See item (a) above.

          (c) Highbridge Capital Corporation did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. and Highbridge Statistical Market Neutral Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

      D.  Highbridge Event Driven/Relative Value Fund, L.P.

          (a) As of September 14, 2006, Highbridge Event Driven/Relative Value Fund, L.P. may be deemed the beneficial owner of 72,583 shares of Common Stock. Subsequent to such date, Highbridge Event Driven/ Relative Value, L.P. sold an aggregate of 642 shares of Common Stock.

              Percentage: Approximately 0.30% as of September 14, 2006. Based on the subsequent sales of Common Stock by Highbridge Event Driven/Relative Value Fund, L.P., as of the date hereof Highbridge Event Driven/Relative Value Fund, L.P. may be deemed to be the beneficial owner of 71,941 shares of Common Stock, representing an appropriate ownership percentage of 0.30%.

          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition:  See item (a) above.

          (c) The number of shares of Common Stock acquired by Highbridge Event Driven/Relative Value Fund, L.P. is set forth on Schedule B and is incorporated herein by reference. Highbridge Event Driven/Relative Value Fund,

CUSIP No. 066821109                      13D                       Page 23 of 45

              L.P. entered into transaction in the Common Stock within the last sixty days which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

      E.  Highbridge Event Driven/Relative Value Fund, Ltd.

          (a) As of September 14, 2006, Highbridge Event Driven/Relative Value Fund, Ltd. may be deemed the beneficial owner of 492,967 shares of Common Stock. Subsequent to such date, Highbridge Event Driven/Relative Value Fund, Ltd. sold an aggregate of 4,358 shares of Common Stock.

              Percentage: Approximately 2.04% as of September 14, 2006. Based on the subsequent sales of Common Stock by Highbridge Event Driven/Relative Value Fund, Ltd., as of the date hereof Highbridge Event Driven/Relative Value Fund, Ltd. may be deemed to be the beneficial owner of 488,609 shares of Common Stock, representing an approximate ownership percentage of 2.03%.

          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition:  See item (a) above.

          (c) The number of shares of Common Stock acquired by Highbridge Event Driven/Relative Value Fund, Ltd. is set forth on Schedule B and is incorporated herein by reference. Highbridge Event Driven/Relative Value Fund, Ltd. entered into transaction in the Common Stock within the last sixty days which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

     F.   Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P.

          (a) As of the date hereof, Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. may be deemed the beneficial owner of 11,401 shares of Common Stock.

              Percentage: Approximately 0.05%.

          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition:  See item (a) above.

CUSIP No. 066821109                      13D                       Page 24 of 45


          (c) The number of shares of Common Stock acquired by Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. is set forth on Schedule B and is incorporated herein by reference. Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. entered into transaction in the Common Stock within the last sixty days which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

      G. Highbridge Master L.P.

          (a) As of September 14, 2006, Highbridge Master L.P. may be deemed the beneficial owner of 661,189 shares of Common Stock owned by Highbridge International LLC. Subsequent to such date, Highbridge International LLC sold an aggregate of 46,381 shares of Common Stock.

              Percentage: Approximately 2.74% as of as of September 14, 2006. Based on the subsequent sales of Common Stock by Highbridge International LLC, as of the date hereof Highbridge Master L.P. may be deemed to be the beneficial owner of 614,808 shares of Common Stock, representing an approximate ownership percentage of 2.55%.

          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition:  See item (a) above.

          (c) Highbridge Master L.P. did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. and Highbridge Statistical Market Neutral Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

CUSIP No. 066821109                      13D                       Page 25 of 45


          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

     H.   Highbridge Capital L.P.

          (a) As of September 14, 2006, Highbridge Capital L.P. may be deemed the beneficial owner of 661,189 shares of Common Stock owned by Highbridge International LLC. Subsequent to such date, Highbridge International LLC sold an aggregate of 46,381 shares of Common Stock.

              Percentage: Approximately 2.74% as of as of September 14, 2006. Based on the subsequent sales of Common Stock by Highbridge International LLC, as of the date hereof, Highbridge Capital L.P. may be deemed to be the beneficial owner of 614,808 shares of Common Stock, representing an approximate ownership percentage of 2.55%.

          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition: See
                 item (a) above.

          (c) Highbridge Capital L.P. did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. and Highbridge Statistical Market Neutral Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

     I.   Highbridge GP, Ltd.

          (a) As of September 14, 2006, Highbridge GP, Ltd. may be deemed the beneficial owner of (i) 661,189 shares of Common Stock owned by Highbridge International LLC, and (ii) 11,401 shares of Common Stock owned by Highbridge Statistically Enhanced Equity Master Fund-U.S., L.P. Subsequent to such date, Highbridge International LLC sold an aggregate of 46,381 shares of Common Stock.

              Percentage: Approximately 2.79% as of as of September 14, 2006. Based on the subsequent sales of Common Stock by Highbridge International LLC, as of the date hereof, Highbridge GP, Ltd. may

CUSIP No. 066821109                      13D                       Page 26 of 45

              be deemed to be the beneficial owner of 626,209 shares of Common Stock, representing an approximate ownership percentage of 2.60%.

          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition: See
                 item (a) above.

          (c) Highbridge GP, Ltd. did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Statistically Enhanced Equity Master Fund U.S., L.P. and Highbridge Statistical Market Neutral Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

     J.   Highbridge GP, LLC

          (a) As of September 14, 2006, Highbridge GP, LLC may be deemed the beneficial owner of (i) 661,189 shares of Common Stock owned by Highbridge International LLC, and (ii) 11,401 shares of Common Stock owned by Highbridge Statistically Enhanced Equity Master Fund-U.S., L.P. Subsequent to such date, Highbridge International LLC sold an aggregate of 46,381 shares of Common Stock

              Percentage: Approximately 2.79% as of as of September 14, 2006. Based on the subsequent sales of Common Stock by Highbridge International LLC, as of the date hereof, Highbridge GP, LLC may be deemed to be the beneficial owner of 626,209 shares of Common Stock, representing an approximate ownership percentage of 2.60%.

          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition: See
                 item (a) above.

          (c) Highbridge GP, LLC did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd.,

CUSIP No. 066821109                      13D                       Page 27 of 42

              Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. and Highbridge Statistical Market Neutral Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

     K.   Highbridge Statistically Enhanced Equity Portfolio - U.S., L.P.

          (a) As of the date hereof, Highbridge Statistically Enhanced
              Equity Portfolio - U.S., L.P. may be deemed the beneficial owner of 11,401 shares of Common Stock owned by Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P.

              Percentage: Approximately 0.05%.

          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition: See
                 item (a) above.

          (c) Highbridge Statistically Enhanced Equity Portfolio - U.S., L.P. did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. and Highbridge Statistical Market Neutral Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

     L.   Highbridge Statistically Enhanced Equity Portfolio - U.S., Ltd.

          (a) As of the date hereof, Highbridge Statistically Enhanced
              Equity Portfolio - U.S., Ltd. may be deemed the beneficial owner of 11,401 shares of Common Stock owned by Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P.

              Percentage: Approximately 0.05%.

CUSIP No. 066821109                      13D                       Page 28 of 45


          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition: See
                 item (a) above.

          (c) Highbridge Statistically Enhanced Equity Portfolio - U.S., Ltd. did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. and Highbridge Statistical Market Neutral Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

     M.   Highbridge Statistical Market Neutral Fund

          (a) As of the date hereof, Highbridge Statistical Market Neutral Fund may be deemed the beneficial owner of 18,200 shares of Common Stock.

              Percentage: Approximately 0.08%.

          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition: See
                 item (a) above.

          (c) The number of shares of Common Stock acquired by Highbridge Statistical Market Neutral Fund is set forth on Schedule B and is incorporated herein by reference. Highbridge Statistical Market Neutral Fund entered into transaction in the Common Stock within the last sixty days which are set forth on Schedule B.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

     N.   Glenn Dubin

CUSIP No. 066821109                      13D                       Page 29 of 42

          (a) As of September 14, 2006, Glenn Dubin may be deemed the beneficial owner of (i) 492,967 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, Ltd., (ii) 72,583 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, L.P., (iii) 661,189 shares of Common Stock owned by Highbridge International LLC, (iv) 11,401 shares of Common Stock owned by Highbridge Statistically Enhanced Equity Master Fund-U.S., L.P. and (v) 18,200 shares of Common Stock owned by Highbridge Statistical Market Neutral Fund. Subsequent to such date, (i) Highbridge International LLC sold an aggregate of 46,381 shares of Common Stock, (ii) Highbridge Event Driven/Relative Value Fund, Ltd. sold an aggregate of 4,358 shares of Common Stock and (iii) Highbridge Event Driven/Relative Value Fund, L.P. sold an aggregate of 642 shares of Common Stock.

               Percentage: Approximately 5.21% as of September 14, 2006.
               Based on the subsequent sales of Common Stock by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, Ltd. and Highbridge Event Driven/Relative Value Fund, L.P., as of the date hereof Highbridge Capital Management, LLC may be deemed to be the beneficial owner of 1,204,959 shares of Common Stock, representing an approximate ownership percentage of 4.998%.

          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition: See
                 item (a) above.

          (c) Glenn Dubin did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. and Highbridge Statistical Market Neutral Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

     O.   Henry Swieca

          (a) As of September 14, 2006, Henry Swieca may be deemed the beneficial owner of (i) 492,967 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, Ltd., (ii) 72,583 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, L.P., (iii) 661,189 shares of Common Stock owned by Highbridge International LLC, (iv) 11,401 shares of Common Stock owned by Highbridge Statistically Enhanced Equity Master
              Fund - U.S., L.P. and (v) 18,200 shares of Common Stock owned by Highbridge Statistical Market Neutral Fund. Subsequent to such date, (i) Highbridge International LLC sold an aggregate of 46,381 shares of Common Stock, (ii) Highbridge Event Driven/Relative Value Fund, Ltd. sold an aggregate of 4,358 shares of Common Stock and (iii) Highbridge Event Driven/Relative Value Fund, L.P. sold an aggregate of 642 shares of Common Stock.

CUSIP No. 066821109                      13D                       Page 30 of 45


              Percentage: Approximately 5.21% as of as of September 14, 2006. Based on the subsequent sales of Common Stock by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, Ltd. and Highbridge Event Driven/Relative Value Fund, L.P. as of the date hereof, Highbridge Capital Management, LLC may be deemed to be the beneficial owner of 1,204,959 shares of Common Stock, representing an approximate ownership percentage of 4.998%.

          (b) 1. Sole power to vote or direct vote: 0
              2. Shared power to vote or direct vote: See item (a) above.
              3. Sole power to dispose or direct the disposition: 0
              4. Shared power to dispose or direct the disposition: See
                 item (a) above.

          (c) Henry Swieca did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. and Highbridge Statistical Market Neutral Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owner of five percent or more of the Company's Common Stock on September 21, 2006.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Highbridge Capital Corporation, Highbridge Master L.P., Highbridge Capital L.P., Highbridge GP, Ltd., Highbridge GP, LLC, Highbridge Statistically Enhanced Equity Portfolio - U.S., L.P., Highbridge Statistically Enhanced Equity Portfolio - U.S., Ltd., Glenn Dubin, and Henry Swieca disclaims beneficial ownership of Common Shares owned by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P., Highbridge Event Driven/Relative Value Fund, Ltd., Highbridge Statistically Enhanced Equity Master Fund - U.S., L.P. and Highbridge Statistical Market Neutral Fund.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As of the date hereof, other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person (other than the Company) with respect to any securities of the Company.


Item 7.   Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 066821109                      13D                       Page 31 of 45


                                   Schedule A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, citizenship, principal occupation, position and address of each director and executive officer of the applicable Reporting Persons. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the following individuals owns any Shares.

HIGHBRIDGE CAPITAL CORPORATION

Glenn Dubin is a citizen of the United States of America. His principal occupation is Co-Chairman of Highbridge Capital Management, Inc., and he is a Director of Highbridge Capital Corporation. His business address is Highbridge Capital Management Inc., 9 West 57th Street, New York, NY 10153.

Henry Swieca is a citizen of the United States of America. His principal occupation is Co-Chairman of Highbridge Capital Management, Inc., and he is a Director of Highbridge Capital Corporation. His business address is Highbridge Capital Management Inc., 9 West 57th Street, New York, NY 10153.

Clive Harris is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge Capital Corporation. His business address is 30142 SMB Grand Cayman, Cayman Islands, British West Indies.

Michael Austin is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge Capital Corporation. His business address is PO Box 692, George Town, Grand Cayman, Cayman Islands, British West Indies.

Alberto Benbassat is a citizen of Switzerland. His principal occupation is Managing Partner of Genevalor, Benbassat & Cie, and he is a Director of Highbridge Capital Corporation. His business address is Highbridge Capital Corporation, The Cayman Corporate Center, 4th Floor, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands, British West Indies.

Bernard Loze is a citizen of Switzerland. His principal occupation is Chairman of Loze & Associates, and he is a Director of Highbridge Capital Corporation. His business address is Highbridge Capital Corporation, The Cayman Corporate Center, 4th Floor, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands, British West Indies.

Julio Mario Santo Domingo is a citizen of Columbia and Brazil. His principal occupation is President of Alpha Asset Management, S.A., and he is a Director of Highbridge Capital Corporation. His business address is Highbridge Capital Corporation, The Cayman Corporate Center, 4th Floor, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands, British West Indies.

HIGHBRIDGE GP, LTD.

Clive Harris is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge GP, Ltd. His business address is 30142 SMB Grand Cayman, Cayman Islands, British West Indies.

Michael Austin is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge GP, Ltd. His business address is PO Box 692, George Town, Grand Cayman, Cayman Islands, British West Indies.

CUSIP No. 066821109                      13D                       Page 32 of 45

HIGHBRIDGE GP, LLC

Clive Harris is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge GP, LLC. His business address is 30142 SMB Grand Cayman, Cayman Islands, British West Indies.

Michael Austin is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge GP, LLC. His business address is PO Box 692, George Town, Grand Cayman, Cayman Islands, British West Indies.

HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE FUND, LTD.

Clive Harris is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge Event Driven/Relative Value Fund, Ltd. His business address is 30142 SMB Grand Cayman, Cayman Islands, British West Indies.

Michael Austin is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge Event Driven/Relative Value Fund, Ltd. His business address is PO Box 692, George Town, Grand Cayman, Cayman Islands, British West Indies.

Henry Swieca is a citizen of the United States of America. His principal occupation is Co-Chairman of Highbridge Capital Management, Inc., and he is a Director of Highbridge Event Driven/Relative Value Fund, Ltd. His business address is Highbridge Capital Management Inc., 9 West 57th Street, New York, NY 10153.

HIGHBRIDGE STATISTICALLY ENHANCED EQUITY PORTFOLIO-U.S., LTD.

Clive Harris is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge Statistically Enhanced Equity Portfolio - U.S., Ltd. His business address is 30142 SMB Grand Cayman, Cayman Islands, British West Indies.

Michael Austin is a citizen of Cayman Islands. His principal occupation is chartered accountant, and he is a Director of Highbridge Statistically Enhanced Equity Portfolio - U.S., Ltd. His business address is PO Box 692, George Town, Grand Cayman, Cayman Islands, British West Indies.

Glenn Dubin is a citizen of the United States of America. His principal occupation is Co-Chairman of Highbridge Capital Management, Inc., and he is a Director of Highbridge Statistically Enhanced Equity Portfolio - U.S., Ltd. His business address is Highbridge Capital Management Inc., 9 West 57th Street, New York, NY 10153.

HIGHBRIDGE STATISTICAL MARKET NEUTRAL FUND

The names of the officers of the Fund, together with their year of birth, information regarding their positions held with the Fund and principal occupation are shown below. The contact address for each of the officers, unless otherwise noted, is 522 Fifth Avenue, New York, NY 10036.

NAME (YEAR OF BIRTH),
POSITIONS HELD                             PRINCIPAL OCCUPATION
WITH THE FUND (SINCE)                       DURING PAST 5 YEARS

George C.W. Gatch (1962),   Managing Director of JPMorgan Investment Management
President (2005)            Inc.; Director and President, JPMorgan Distribution
                            Services, Inc. and JPMorgan Funds Management, Inc.
                            since 2005. Mr. Gatch is CEO and President of
                            JPMorgan Funds. Mr. Gatch has been an employee of JPMorgan since 1986 and has held positions such as President and CEO of DKB Morgan, a Japanese mutual fund company which was a joint venture between J.P.
                            Morgan and Dai-Ichi Kangyo Bank, as well as positions in business management, marketing and sales.

Robert L. Young (1963),     Director and Vice President of JPMorgan Distribution
Senior Vice President       Services, Inc. and JPMorgan Funds Management, Inc.;
(2005)*                     Chief Operating Officer, JPMorgan Funds since 2005,
                            and One Group Mutual Funds from 2001 until 2005. Mr.
                            Young was Vice President and Treasurer, JPMorgan
                            Funds Management, Inc. (former One Group
                            Administrative Services) and Vice President and
                            Treasurer, JPMorgan Distribution Services, Inc.
                            (formerly One Group Dealer Services, Inc.) from 1999 to 2005.

Patricia A. Maleski         Vice President, JPMorgan Funds Management, Inc.;
(1960), Vice President      previously, Treasurer, JP Morgan Funds and Head of
and Chief Administrative    Funds Administration and Board Liaison. Ms. Maleski
Officer (2005)              was Vice President of Finance for the Pierpont
                            Group, Inc. from 1996-2001, an independent company owned by the Board of Directors/Trustees of the JPMorgan Funds, prior to joining J.P. Morgan chase &
                            Co. in 2001.

Stephanie J. Dorsey         Vice President, JPMorgan Funds Management, Inc.;
(1969),                     Director of Mutual Fund Administration, JPMorgan
Treasurer (2005)*           Funds Management, Inc. (formerly One Group
                            Administrative Services), from 2004 to 2005; Ms.
                            Dorsey worked for JP Morgan Chase & Co., (former
                            Bank One Corporation) from 2003 to 2004; prior to joining Bank One Corporation, she was a Senior
                            Manager specializing in Financial Services audits at PricewaterhouseCoopers LLP from 1992 through 2002.

Stephen M. Ungerman         Senior Senior Vice President, JPMorgan Chase & Co.;
(1953), Senior Vice         Mr. Ungerman was head of Fund Administration -
President and Chief         Pooled Vehicles from 2000 to 2004. Mr. Ungerman held
Compliance Office (2005)    a number of positions in Prudential Financial's
                            asset management business prior to 2000.


Paul L. Gulinello (1950),   Vice President and Anti-Money Laundering Compliance
AML Compliance Officer      Officer for JPMorgan Asset Management Americas,
2005)                       additionally responsible for personal trading and
                            compliance testing since 2004; Treasury Services
                            Operating Risk Management and Compliance Executive supporting all JPMorgan Treasury Services business units from July 2000 to 2004.

Stephen M. Benham (1959),   Vice President and Assistant General Counsel,
Secretary (2005)            JPMorgan Chase & Co. since 2004; Vice President
                            (Legal Advisory) of Merrill Lynch Investment
                            Managers, L.P. from 2000 to 2004; attorney associated with Kirkpatrick and Lockhart LLP from 1997 to 2000.


Elizabeth A. Davin          Vice President and Assistant General Counsel,
(1964), Assistant           JPMorgan Chase & Co. since 2005; Senior Counsel,
Secretary (2005)*           JPMorgan Chase & Co. (former Bank One Corporation)
                            from 2004-2005; Assistant General Counsel and
                            Associate General Counsel and Vice President,
                            Gartmore Global Investments, Inc. from 1999 to 2004.

Jessica K. Ditullio         Vice President and Assistant General Counsel,
(1962), Assistant           JPMorgan Chase & Co. since 2005; Ms. Ditullio has
Secretary (2005)*           served as and attorney with various titles from JP
                            Morgan Chase & Co. (formerly Bank One Corporation) since 1990.

Nancy E. Fields (1949),     Vice President, JPMorgan Funds Management, Inc. and
Assistant Secretary         JPMorgan Distribution Services, Inc.; From 1999-2005
(2005)*                     Director, Mutual Fund Administration, JPMorgan Funds
                            Management, Inc. (formerly One Group Administrative
                            Services, Inc.) and Senior Project Manager, Mutual
                            Funds JPMorgan Distribution Services, Inc. (formerly
                            One Group Dealer Services, Inc.).

Ellen W. O'Brien (1957)     Assistant Vice President, JPMorgan Investor
Assistant Secretary         Services, Co., responsible for Blue Sky
2005)**                     registration. Ms. O'Brien has served in this
                            capacity since joining the firm in 1991.

Suzanne E. Cioffi (1967),   Vice President JPMorgan Funds Management, Inc.,
Assistant Treasurer (2005)  responsible for mutual fund financial reporting. Ms.
                            Cioffi has overseen various fund accounting, custody and administration conversion projects during the past five years.

Christopher D. Walsh        Vice President, JPMorgan Funds Management, Inc., Mr.
(1965), Assistant           Walsh has managed all aspects of institutional and
Treasurer (2005)            retail mutual fund administration and vendor
                            relationships within the mutual funds,
                            commingled/ERISA funds, 3(c)(7) funds, hedge funds and LLC products. Mr. Walsh was a director of Mutual
                            Fund Administration at Prudential Investments from
                            1996 to 2000.

Arthur A. Jensen (1966),    Vice President, JP Morgan Funds Management, Inc.
Assistant Treasurer         since April 2005; formerly, Vice President of
2005)*                      Financial Services of BISYS Fund Services, Inc. from
                            2001 until 2005; Mr. Jensen was Section Manager of
                            Northern Trust Company and Accounting Supervisor at
                            Allstate Insurance Company prior to 2001.

-----------------------
*  The contact address for the officer is 1111 Polaris Parkway, Columbus, OH
43271.
** The contact address for the officer is 73 Tremont Street, Floor 1, Boston, MA 02108.

CUSIP No. 066821109                      13D                       Page 33 of 45


                                   Schedule B

                       Purchases and Sales of Common Stock


                                  DATE OF                         PURCHASE PRICE
PURCHASER                         TRANSACTION         AMOUNT(1)      PER UNIT
---------                         -----------        ---------       --------

                                  Balance Fwd:      26,917.00
Highbridge International LLC       7/26/2006       -14,614.00       37.3011
Highbridge International LLC       7/27/2006        -2,100.00       36.7843
Highbridge International LLC       7/31/2006         7,700.00       35.476
Highbridge International LLC       8/01/2006         1,400.00       35.0386
Highbridge International LLC       8/02/2006         1,200.00       35.1767
Highbridge International LLC       8/03/2006           100.00       34.72
Highbridge International LLC       8/03/2006          -200.00       35.18
Highbridge International LLC       8/04/2006           700.00       34.971429
Highbridge International LLC       8/07/2006         3,350.00       34.4224
Highbridge International LLC       8/08/2006         4,400.00       34.2289
Highbridge International LLC       8/09/2006        -2,000.00       46.106
Highbridge International LLC       8/09/2006        34,300.00       45.7587
Highbridge International LLC       8/09/2006       290,000.00       45.981305
Highbridge International LLC       8/10/2006        24,999.00       45.45534
Highbridge International LLC       8/11/2006        12,950.00       45.88
Highbridge International LLC       8/11/2006        37,050.00       45.765331
Highbridge International LLC       8/15/2006        50,000.00       45.88758
Highbridge International LLC       8/16/2006        50,000.00       45.99627
Highbridge International LLC       8/16/2006        17,540.00       45.98
Highbridge International LLC       8/17/2006        14,846.00       45.8285
Highbridge International LLC       8/18/2006           800.00       45.94875
Highbridge International LLC       8/21/2006         2,700.00       45.9822
Highbridge International LLC       8/22/2006           400.00       46.07
Highbridge International LLC       9/01/2006          -100.00       47.23
Highbridge International LLC       9/05/2006        -1,000.00       47.492
Highbridge International LLC       9/06/2006          -400.00       47.1375
Highbridge International LLC       9/07/2006          -300.00       47.16
Highbridge International LLC       9/11/2006           951.00       46.444737
Highbridge International LLC       9/14/2006        26,500.00       46.06
Highbridge International LLC       9/14/2006        73,100.00       46.394172
Highbridge International LLC       9/19/2006        -3,890.00       47.3331
Highbridge International LLC       9/20/2006       -37,491.00       47.4036
Highbridge International LLC       9/21/2006        -5,000.00       47.68
                                                   ----------
         Total                                     614,808.00
                                                   ==========


Highbridge Event Driven/
Relative Value Fund, Ltd.          8/09/2006       252,277.00       45.981305

CUSIP No. 066821109                      13D                       Page 34 of 45




Highbridge Event Driven/
Relative Value Fund, Ltd.          8/10/2006        21,748.00       45.45534
Highbridge Event Driven/
Relative Value Fund, Ltd.          8/11/2006        11,265.00       45.88
Highbridge Event Driven/
Relative Value Fund, Ltd.          8/11/2006        32.231.00       45.765331
Highbridge Event Driven/
Relative Value Fund, Ltd.          8/15/2006        43,496.00       45.88758
Highbridge Event Driven/
Relative Value Fund, Ltd.          8/16/2006        43,496.00       45.99627
Highbridge Event Driven/
Relative Value Fund, Ltd.          9/11/2006           938.00       46.444737
Highbridge Event Driven/
Relative Value Fund, Ltd.          9/14/2006        23,285.00       46.06
Highbridge Event Driven/
Relative Value Fund, Ltd.          9/14/2006        64,231.00       46.394172
Highbridge Event
Driven/Relative Value Fund, Ltd.   9/21/2006        -4,358.00       47.68
                                                   ----------
         Total                                     488,609.00
                                                   ==========


Highbridge Event Driven/
Relative Value Fund, L.P.          8/09/2006        37,723.00       45.981305
Highbridge Event Driven/
Relative Value Fund, L.P.          8/10/2006         3,253.00       45.45534
Highbridge Event Driven/
Relative Value Fund, L.P.          8/11/2006         1,685.00       45.88
Highbridge Event Driven/
Relative Value Fund, L.P.          8/11/2006         4,819.00       45.765331
Highbridge Event Driven/
Relative Value Fund, L.P.          8/15/2006         6,504.00       45.88758
Highbridge Event Driven/
Relative Value Fund, L.P.          8/16/2006         6,504.00       45.99627
Highbridge Event Driven/
Relative Value Fund, L.P.          9/11/2006            11.00       46.444737
Highbridge Event Driven/
Relative Value Fund, L.P.          9/14/2006         3,215.00       46.06

CUSIP No. 066821109                      13D                       Page 35 of 45



Highbridge Event Driven/
Relative Value Fund, L.P.          9/14/2006         8,869.00       46.394172
Highbridge Event
Driven/Relative Value Fund, L.P.   9/21/2006          -642.00       47.68

                                                   ----------
         Total                                      71,941.00
                                                   ==========


Highbridge Statistically Enhanced
Equity Master Fund - U.S., L.P.    8/11/2006         1,500.00       45.74
Highbridge Statistically Enhanced
Equity Master Fund - U.S., L.P.    8/14/2006         4,300.00       45.7086
Highbridge Statistically Enhanced
Equity Master Fund - U.S., L.P.    8/15/2006         4,100.00       45.8363
Highbridge Statistically Enhanced
Equity Master Fund - U.S., L.P.    8/16/2006         7,600.00       45.9082
Highbridge Statistically Enhanced
Equity Master Fund - U.S., L.P.    8/21/2006           500.00       46.09
Highbridge Statistically Enhanced
Equity Master Fund - U.S., L.P.    8/24/2006           200.00       46.215
Highbridge Statistically Enhanced
Equity Master Fund - U.S., L.P.    9/08/2006        -2,900.00       47.1621
Highbridge Statistically Enhanced
Equity Master Fund - U.S., L.P.    9/11/2006          -600.00       46.92
Highbridge Statistically Enhanced
Equity Master Fund - U.S., L.P.    9/12/2006          -100.00       47.4
Highbridge Statistically Enhanced
Equity Master Fund - U.S., L.P.    9/13/2006          -200.00       47.08
Highbridge Statistically Enhanced
Equity Master Fund - U.S., L.P.    9/14/2006        -3,000.00       46.8153
                                                   ----------
         Total                                      11,400.00
                                                   ==========


Highbridge Statistical Market
Neutral Fund                       6/27/2006          100.00        44.89
Highbridge Statistical Market
Neutral Fund                       6/28/2006          100.00        43.89
Highbridge Statistical Market
Neutral Fund                       6/28/2006          100.00        44.29
Highbridge Statistical Market
Neutral Fund                       6/28/2006          100.00        44.11

CUSIP No. 066821109                      13D                       Page 36 of 45


Highbridge Statistical Market
Neutral Fund                       6/28/2006          100.00        44.12
Highbridge Statistical Market
Neutral Fund                       6/28/2006          100.00        44.54
Highbridge Statistical Market
Neutral Fund                       6/29/2006          100.00        44.95
Highbridge Statistical Market
Neutral Fund                       6/29/2006          100.00        44.88
Highbridge Statistical Market
Neutral Fund                       6/29/2006          100.00        45.17
Highbridge Statistical Market
Neutral Fund                       6/29/2006          100.00        45.17
Highbridge Statistical Market
Neutral Fund                       6/29/2006          100.00        45.17
Highbridge Statistical Market
Neutral Fund                       6/29/2006          100.00        45.28
Highbridge Statistical Market
Neutral Fund                       7/13/2006          100.00        44.57
Highbridge Statistical Market
Neutral Fund                       7/18/2006          100.00        43.36
Highbridge Statistical Market
Neutral Fund                       7/18/2006          100.00        43.44
Highbridge Statistical Market
Neutral Fund                       7/18/2006          100.00        43.41
Highbridge Statistical Market
Neutral Fund                       7/19/2006        2,400.00        0
Highbridge Statistical Market
Neutral Fund                       7/19/2006       -2,400.00        0.18
Highbridge Statistical Market
Neutral Fund                       8/10/2006          200.00        45.58
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.56
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.61
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.57
Highbridge Statistical Market
Neutral Fund                       8/10/2006        2,000.00        45.59
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.53
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.54
Highbridge Statistical Market
Neutral Fund                       8/10/2006          100.00        45.53
Highbridge Statistical Market
Neutral Fund                       8/10/2006          100.00        45.53
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.55
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.55
Highbridge Statistical Market
Neutral Fund                       8/10/2006          100.00        45.5
Highbridge Statistical Market
Neutral Fund                       8/10/2006          200.00        45.5
Highbridge Statistical Market
Neutral Fund                       8/10/2006          100.00        45.51
Highbridge Statistical Market
Neutral Fund                       8/10/2006          200.00        45.51
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.52
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.52

CUSIP No. 066821109                      13D                       Page 37 of 45


Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.54
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.53
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.51
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.51
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.52
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.52
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.49
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.51
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.51
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.51
Highbridge Statistical Market
Neutral Fund                       8/10/2006          200.00        45.52
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.58
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.66
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.7
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.74
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.76
Highbridge Statistical Market
Neutral Fund                       8/10/2006           37.00        45.76
Highbridge Statistical Market
Neutral Fund                       8/10/2006          100.00        45.76
Highbridge Statistical Market
Neutral Fund                       8/10/2006          100.00        45.76
Highbridge Statistical Market
Neutral Fund                       8/10/2006           63.00        45.76
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.76
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.76
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.75
Highbridge Statistical Market
Neutral Fund                       8/10/2006          300.00        45.73
Highbridge Statistical Market
Neutral Fund                       8/14/2006          200.00        45.78
Highbridge Statistical Market
Neutral Fund                       8/14/2006          200.00        45.78
Highbridge Statistical Market
Neutral Fund                       8/14/2006          100.00        45.76
Highbridge Statistical Market
Neutral Fund                       8/14/2006          100.00        45.76
Highbridge Statistical Market
Neutral Fund                       8/14/2006          400.00        45.6
Highbridge Statistical Market
Neutral Fund                       8/14/2006          300.00        45.66
Highbridge Statistical Market
Neutral Fund                       8/14/2006          100.00        45.66

CUSIP No. 066821109                      13D                       Page 38 of 45


Highbridge Statistical Market
Neutral Fund                       8/14/2006          400.00        45.67
Highbridge Statistical Market
Neutral Fund                       8/14/2006          100.00        45.81
Highbridge Statistical Market
Neutral Fund                       8/14/2006          100.00        45.81
Highbridge Statistical Market
Neutral Fund                       8/14/2006          100.00        45.82
Highbridge Statistical Market
Neutral Fund                       8/14/2006          300.00        45.82
Highbridge Statistical Market
Neutral Fund                       8/14/2006          400.00        45.8
Highbridge Statistical
Market Neutral Fund                8/16/2006          400.00        45.99
Highbridge Statistical
Market Neutral Fund                8/25/2006          200.00        46.2
Highbridge Statistical Market
Neutral Fund                       8/25/2006          200.00        46.15
Highbridge Statistical
Market Neutral Fund                8/25/2006          100.00        46.24
Highbridge Statistical Market
Neutral Fund                       8/25/2006          200.00        46.25
                                                  ----------
         Total                                     17,400.00
                                                  ==========


(1) A positive amount indicates a purchase of such amount. A negative amount indicates a sale of such amount.

CUSIP No. 066821109                      13D                       Page 39 of 45


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  September 25, 2006

HIGHBRIDGE INTERNATIONAL LLC                  HIGHBRIDGE CAPITAL L.P.

By: Highbridge Capital Management, LLC        By: Highbridge GP, LLC
    its Trading Manager                           its General Partner


By: /s/ Carolyn Rubin                         By: /s/ Clive Harris
    --------------------------------              -----------------------------
Name: Carolyn Rubin                           Name: Clive Harris
Title: Managing Director                      Title: Director

HIGHBRIDGE CAPITAL CORPORATION                HIGHBRIDGE GP, LTD.

By: Highbridge Capital Management, LLC
    its Trading Manager                       By: /s/ Clive Harris
                                                  -----------------------------
                                              Name: Clive Harris
                                              Title: Director
By: /s/ Carolyn Rubin
    --------------------------------
Name: Carolyn Rubin
Title: Managing Director

HIGHBRIDGE MASTER L.P.                        HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge GP, Ltd.
    its General Partner                       By: /s/ Carolyn Rubin
                                                  -----------------------------
                                              Name: Carolyn Rubin
                                              Title: Managing Director
By: /s/ Clive Harris
    --------------------------------
Name: Clive Harris
Title: Director

HIGHBRIDGE GP, LLC                            /s/ Henry Swieca
                                              -----------------------------
                                              HENRY SWIECA
By: /s/ Clive Harris
    --------------------------------
Name: Clive Harris
Title: Director
                                              HIGHBRIDGE STATISTICALLY ENHANCED
/s/ Glenn Dubin                               EQUITY PORTFOLIO - U.S., L.P.
--------------------------------
GLENN DUBIN
                                              By: /s/ Clive Harris
                                                  -----------------------------
                                              Name: Clive Harris
                                              Title: Director

CUSIP No. 066821109                      13D                       Page 40 of 45


HIGHBRIDGE STATISTICALLY ENHANCED EQUITY      HIGHBRIDGE STATISTICALLY ENHANCED
EQUITY PORTFOLIO - U.S., LTD                  EQUITY MASTER FUND - U.S., L.P.


By: /s/ Carolyn Rubin                         By: /s/ Clive Harris
    --------------------------------              -----------------------------
Name: Carolyn Rubin                           Name: Clive Harris
Title: Managing Director                      Title: Director

HIGHBRIDGE STATISTICAL MARKET NEUTRAL         HIGHBRIDGE EVENT DRIVEN/RELATIVE
FUND                                          VALUE FUND, LTD.


By: Highbridge Capital Management,            By: Highbridge Capital Management,
LLC, its sub-advisor                          LLC, its Trading Manager


By: /s/ Carolyn Rubin                         By: /s/ Carolyn Rubin
    --------------------------------              -----------------------------
Name: Carolyn Rubin                           Name: Carolyn Rubin
Title: Managing Director                      Title: Deputy General Counsel

HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE
FUND, L.P.


By: Highbridge Capital Management, LLC,
    its General Partner


By: /s/ Carolyn Rubin
    -----------------------------
Name: Carolyn Rubin
Title: Deputy General Counsel

CUSIP No. 066821109                      13D                       Page 41 of 45


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  September 25, 2006

HIGHBRIDGE INTERNATIONAL LLC                  HIGHBRIDGE CAPITAL L.P.

By: Highbridge Capital Management, LLC        By: Highbridge GP, LLC
    its Trading Manager                           its General Partner


By: /s/ Carolyn Rubin                         By: /s/ Clive Harris
    --------------------------------              -----------------------------
Name: Carolyn Rubin                           Name: Clive Harris
Title: Managing Director                      Title: Director

HIGHBRIDGE CAPITAL CORPORATION                HIGHBRIDGE GP, LTD.

By: Highbridge Capital Management, LLC
    its Trading Manager                       By: /s/ Clive Harris
                                                  -----------------------------
                                              Name: Clive Harris
                                              Title: Director
By: /s/ Carolyn Rubin
    --------------------------------
Name: Carolyn Rubin
Title: Managing Director

HIGHBRIDGE MASTER L.P.                        HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge GP, Ltd.
    its General Partner                       By: /s/ Carolyn Rubin
                                                  -----------------------------
                                              Name: Carolyn Rubin
                                              Title: Managing Director
By: /s/ Clive Harris
    --------------------------------
Name: Clive Harris
Title: Director

HIGHBRIDGE GP, LLC                            /s/ Henry Swieca
                                              -----------------------------
                                              HENRY SWIECA
By: /s/ Clive Harris
    --------------------------------
Name: Clive Harris
Title: Director

CUSIP No. 066821109                      13D                       Page 42 of 45


                                              HIGHBRIDGE STATISTICALLY ENHANCED
/s/ Glenn Dubin                               EQUITY PORTFOLIO - U.S., L.P.
--------------------------------
GLENN DUBIN
                                              By: /s/ Clive Harris
                                                  -----------------------------
                                              Name: Clive Harris
                                              Title: Director

HIGHBRIDGE STATISTICALLY ENHANCED EQUITY      HIGHBRIDGE STATISTICALLY ENHANCED
EQUITY PORTFOLIO - U.S., LTD                  EQUITY MASTER FUND - U.S., L.P.


By: /s/ Carolyn Rubin                         By: /s/ Clive Harris
    --------------------------------              -----------------------------
Name: Carolyn Rubin                           Name: Clive Harris
Title: Managing Director                      Title: Director

HIGHBRIDGE STATISTICAL MARKET NEUTRAL         HIGHBRIDGE EVENT DRIVEN/RELATIVE
FUND                                          VALUE FUND, LTD.


By: Highbridge Capital Management,            By: Highbridge Capital Management,
LLC, its sub-advisor                          LLC, its Trading Manager


By: /s/ Carolyn Rubin                         By: /s/ Carolyn Rubin
    --------------------------------              -----------------------------
Name: Carolyn Rubin                           Name: Carolyn Rubin
Title: Managing Director                      Title: Deputy General Counsel

HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE
FUND, L.P.


By: Highbridge Capital Management, LLC,
    its General Partner


By: /s/ Carolyn Rubin
    --------------------------------
Name: Carolyn Rubin
Title: Deputy General Counsel